April 24, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amit Pande, Assistant Chief Accountant

By EDGAR and Facsimile

Re:	Willow Financial Bancorp, Inc. (the “Company”)
Form 8-K filed April 10, 2008
File No. 000-49706

Dear Mr. Pande:

Set forth below is the Company’s response to the comment contained in the April 11, 2008 letter from the staff of the Securities and Exchange Commission (the “Commission”) with respect to the Form 8-K referred to above.  For your convenience, we have repeated the staff’s comment below in bold face type before our response.

1.  We note that your out-of-balance condition was first identified during your first quarter 2008 review and announced, via press release, on November 14, 2007.  In this Form 8-K you state that management determined a restatement was necessary on April 4, 2008, which was announced via your press release on April 7, 2008. Please address the following:

a.  Please tell us the reason for your five month delay between identifying the approximately $6 million dollar out-of-balance condition in November 2007 and announcing a restatement of your financial statements in April 2008.

b.  Please tell us why you continued to believe during this five-month period that your previously issued financial statements could be relied upon and that the disclosure requirements of Item 4.02 of Form 8-K had not yet been triggered.

Response to Comment 1

Item 4.02(a) of Form 8-K states that a Form 8-K filing is required if a registrant’s board of directors, a committee of its board of directors or its management concludes that previously-issued financial statements should no longer be relied upon because of the existence of an error in the financial statements.  Item 4.02(a) specifically references APB Opinion No. 20, Accounting Changes, which has since been replaced by SFAS 154, “Accounting Changes and Error Corrections.”  SFAS 154 need not be applied to immaterial items.  As noted below, the conclusion that it would be necessary to restate the Company’s financial statements for the fiscal years ended June 30, 2007 and 2006 and to make certain adjustments to the Company’s financial results for the quarter ended September 30, 2007 was not reached until the evening of April 4, 2008.  Prior to that date, management and the Audit Committee of the Company’s Board of Directors were still accumulating and processing the information necessary to evaluate qualitatively and quantitatively whether the correction of errors in such financial statements would be material.

After determining last November that an approximate $6.2 million debit out-of-balance condition existed, the Company began conducting a review of certain of its general ledger accounts with the assistance of forensic accounting consultants from Jefferson Wells International, Inc. (“Jefferson Wells”) and PricewaterhouseCoopers LLP (“PWC”).  The Audit Committee was actively involved in overseeing the Company’s design and execution of a detailed and comprehensive project plan to address the out-of-balance condition.  Frequent conference calls were scheduled in which the Audit Committee was provided with progress reports, and weekly conference calls were held with the full Board of Directors to inform every Board member as to the status of the project.

By December 20, 2007, the out-of-balance condition was believed to have resulted from errors made while posting purchase accounting entries and inter-company balancing entries from the time of the Company’s acquisition of Chester Valley Bancorp Inc. (“Chester Valley”) on August 31, 2005 as well as errors made in entries to certain general ledger accounts (including the Company’s Federal Home Loan Bank account, accounts payable, accounts receivable and accrued expenses, additional paid-in capital and goodwill).  Based on the work that had been completed at that time, the Company concluded that:

•         the inter-company accounts at the time of the Chester Valley acquisition needed to be reviewed in further detail;

•         19 journal entries had been identified that flowed through approximately 15 general ledger accounts and needed to be reviewed in detail; and

•         the accounts impacted by the above-referenced items of interest (which included accounts payable, accounts receivable, accrued expenses and other accounts with large amounts of monthly activity) needed to have reconciliations re-performed from August 31, 2005 through September 30, 2007.

The Company did not expect its earnings for the quarter ended September 30, 2007 to change from the results announced in its earnings press release on November 8, 2007, nor did it expect its earnings for the fiscal years ended June 30, 2006 and 2007 to change materially from the results which were reported in its Form 10-K/A filed with the Commission on October 16, 2007.  The Company believed that the resolution of the out of balance condition would most likely result in a reclassification of  balance sheet items,  which would not be material to the periods affected and that a restatement would not be required.  Even if the Company assumed a worst-case adjustment consisting of a $6.2 million reduction to capital, the Company would still remain well capitalized and Willow Financial Bank would exceed the regulatory capital requirements of the Office of Thrift Supervision.

From December 20, 2007 through February 2008, the Company and its accounting consultants at Jefferson Wells and PWC completed an exhaustive review of:

•                  all reconciliations for the Federal Home Loan Bank account since June 30, 2004;

•                  all purchase accounting  fair value adjustments and journal entries associated with the Chester Valley merger;

•                  all entries posted to the accounts payable, accrued expense and accounts receivable accounts since July 1, 2005 (the first month-end after the Chester Valley merger); and

•                  all entries relating to the general ledger and operating systems conversions completed by the Company in September 2005 and November 2005, respectively.

During this period, the Company with support from subject matter experts from PWC re-constructed the purchase accounting valuation of the assets and liabilities of Chester Valley at the time of the Chester Valley merger.  This process, along with other work that had been completed in the reconstruction of the reconciliation of the Company’s Federal Home Loan Bank cash account, preliminarily indicated that balance sheet adjustments aggregating approximately $2.6 million were required at June 30, 2004 and September 30, 2005.  Management concluded that these adjustments were not material to the financial statements for the periods affected, and therefore continued to believe that a restatement would not be required.

By early March 2008, the Company had presented its findings with respect to the $2.6 million of proposed balance sheet adjustments to its independent registered public accounting firm, KPMG LLP (“KPMG”).  On or about March 4, 2008, the KPMG team questioned certain of those adjusting entries, and the Company began performing an alternative analysis to validate the appropriateness of the earlier purchase accounting valuation.  At this time, the Company also believed that there were only a few additional items that needed to be completed as part of its effort to identify the errors associated with the remaining $3.6 million of the out-of-balance condition.  These items included a reconstruction of the capital accounts of Willow Financial Bancorp as well as the inter-company capital accounts of Willow Financial Bank and its subsidiaries.

While the work necessary to validate the appropriateness of the purchase accounting valuation and reconstruct the Willow capital accounts was being done, the Company also started to consider what might be required if it were unable to identify the errors associated with the remaining $3.6 million of the out-of-balance condition.  On or about March 11, 2008, management, the Audit Committee and KPMG concluded that if that were to be the case the Company would need to charge the remaining $3.6 million against earnings and possibly restate the Company’s financial statements for the periods affected.  The decision was made to continue the effort to identify the remaining $3.6 million, but at the same time to start the extensive work necessary to take a charge against earnings should that ultimately prove to be necessary.  By pursuing both alternatives simultaneously, the Company believed that it would be minimizing further delay in the event the root cause of the remaining $3.6 million could not be determined.

While the Company and its accounting consultants continued their review of the remaining $3.6 million of the out-of-balance condition, additional resources were dedicated to the task of performing the accounting work necessary to properly reflect the adjustments associated with a possible earnings charge.  During this period, the Company continued to work in close coordination with KPMG.  To that end, KPMG had numerous auditors on-site at the Company’s headquarters reviewing the work of the project team and auditing the adjusting entries and their effect on the Company’s financial statements.

On March 29, 2008, KPMG concluded its review of the Company’s additional work with respect to the purchase accounting valuation and on April 3, 2008, the reconstruction of the Willow capital accounts was completed.  However, most of the error associated with the out-of-balance condition still had not been identified.  After thousands of man-hours of work at a cost to the Company of more than $2.0 million, management concluded that the expenditure of additional time and expense to identify these errors could not be justified.

On the evening of April 4, 2008, the Audit Committee held a telephonic meeting to review the project status and tentative conclusions.  Based on management’s recommendation and subject to any further accounting changes that might be necessary, the Audit Committee concluded that the remaining balance should be charged to earnings.  This was the first point in time at which all the adjusting entries and their effect on the Company’s financial statements had been aggregated and confirmed.  Those adjusting entries were deemed material to the periods affected, and the Audit Committee directed management to issue the April 7, 2008 press release and file the Form 8-K with Item 4.02 disclosure.

The Company continued its review of fiscal years 2006 and 2007.  In this process all account reconciliations and certain accounting assumptions as well as the tax effects that result from the earnings adjustments was completed.  On April 21, 2008 management presented an updated draft of a Form 10-K/A to KPMG for its review.  In addition to various balance sheet adjustments, the Statement of Earnings contains an approximate $6.6 million pre-tax earnings reduction for 2006 ($4.4 million after tax) and an approximate $1.6 million pre-tax earnings adjustment for 2007 ($1.1 million after tax.)   Of the $6.6 million in fiscal 2006, $6.4 million occurs in the first month and the following quarter of 2005, immediately following the merger.  A detailed account of all quarterly adjustments will be included in the 10-K/A.  The Statement of Earnings contained in the 10-Q for September 30, 2007 that will be filed has an approximate $750 thousand pre-tax earnings reductions ($625 thousand after tax) from the previously announced earnings in the Company’s press release dated November 8, 2007.

In closing, we would like to emphasize to the Commission staff that the Company is fully cognizant of its duty to keep the capital markets and its shareholders promptly informed of any material changes to its financial statements.  The Company committed every available resource to address the out-of-balance condition as quickly and as thoroughly as possible, and believes that timely and appropriate disclosures were made via press release and Form 8-K once the disclosure requirements of Item 4.02(a) of Form 8-K were triggered.

*     *     *

We acknowledge that:

•                                the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the staff have any additional comments or questions, please direct them to me at (610) 995-1702 or Bruce B. Wood of Dechert LLP at (212) 698-3531.

Very truly yours,

/s/ Donna M. Coughey
Donna M. Coughey
President and CEO

cc: Bruce B. Wood